SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

12012931

SE IMISSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 21590 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarendon Insurance Agency, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

| Wellesley Hills | MA | 02481 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette (781) 446-1208
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

| 200 Berkeley Street | Boston | MA | 02116-5022 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarendon Insurance Agency, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA H. HARGRAVES
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 29, 2017

Jane F. Jette
Signature

Director, Accounting
Title

Barbara H. Hargraves
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte

# CLARENDON INSURANCE AGENCY, INC.

***(SEC I.D. No. 21590)***

*(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))*

**FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2011 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL**

**Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT**

# CLARENDON INSURANCE AGENCY, INC.

***(SEC I.D. No. 21590)***

*(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))*

**FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2011 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL**

**Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT**

Sun Life Financial®

Megan L. Carlson
Sr. Paralegal
Law Department

Sun Life Assurance Company
of Canada (U.S.)
2335
One Sun Life Executive Park
Wellesley Hills, MA 02481-5699

Tel: (781) 446-1173
(800) 786-5433 ext. 1173
Fax: (781) 237-0707
megan.carlson@sunlife.com

VIA OVERNIGHT MAIL

February 28, 2012

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

**Re: Clarendon Insurance Agency, Inc.**
**Annual Audited Report and Financial Statements (CRD # 7395)**

Commission Staff:

Enclosed for filing are two original Annual Audited Report Forms and Certified Financial Statements for the above-referenced broker-dealer for the year ended December 31, 2011. These audited financial statements are presented for filing in accordance with Rule 17a-5 under the Securities Exchange Act of 1934.

I've also enclosed two copies of the 2011 Certification of Exclusion from Membership of the SIPC, from the above-referenced broker-dealer.

Please feel free to contact me at (800) 786-5433 x 1173 if you have any questions.

Sincerely,

Megan Carlson
Sr. Paralegal

Enclosures

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

Sun Life Financial®

Michelle Greco
Sr. Counsel
Law Department

Sun Life Financial Distributors, Inc.
2335
One Sun Life Executive Park
Wellesley Hills, MA 02481

Tel: 781-446-1799
Fax: 781-237-0707
michelle.greco@sunlife.com

January 13, 2012

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 2005-2215

RE: Clarendon Insurance Agency, Inc. (" Clarendon")

Dear Sir or Madame:

Please find enclosed a completed 2012 Certification of Exclusion from Membership submitted on behalf of Clarendon. if you have any questions, please do not hesitate to contact me at the above numbers.

Sincerley,

Michelle Greco
Senior Counsel

Enclosure

*Securities Investor Protection Corporation*
805 15th Street NW, Suite 800
Washington, DC 20005-2215

**Forwarding and Address Correction Requested**

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

**Pursuant to the terms of this form (detailed below).**

X ______________________

Authorized Signature/Title   Date

SIPC-3 2012

8-

8-021590 FINRA DEC 4/29/1977
CLARENDON INSURANCE AGENCY INC
ONE SUN LIFE PK SC 1335
WELLESLEY HILLS, MA 02481-5615

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

# Form SIPC-3 FY 2012

***Certification of Exclusion From Membership.***

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2012** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

**In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.**

**Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.**

**Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

Deloitte.

**Deloitte & Touche LLP**
200 Berkeley Street
Boston, MA 02116 - 5022
USA
Tel: + 1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

We have audited the accompanying statement of financial condition of Clarendon Insurance Agency, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.)) as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Clarendon Insurance Agency, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2012

**CLARENDON INSURANCE AGENCY, INC.**
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

**STATEMENT OF FINANCIAL CONDITION**
**YEAR ENDED DECEMBER 31, 2011**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 1,453,507 |
| Receivable from affiliates | 598,823 |
| TOTAL ASSETS | $ 2,052,330 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| LIABILITIES: | |
| Payable to affiliates | $ 598,823 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $1 par value-150,000 shares authorized, 600 shares issued and outstanding | 600 |
| Additional paid-in capital | 1,744,400 |
| Accumulated deficit | (291,493) |
| Total stockholder's equity | 1,453,507 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 2,052,330 |

*The accompanying notes are an integral part of these financial statements.*

**CLARENDON INSURANCE AGENCY, INC.**
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

**STATEMENT OF OPERATIONS**
**YEAR ENDED DECEMBER 31, 2011**

| | | |
|---|---|---|
| INCOME: | | |
| Distribution fee income | $ | 12,829,732 |
| EXPENSES: | | |
| Distribution fee expense | | 12,829,732 |
| Commissions and other compensation expenses | | 43,019 |
| Compliance expense | | 130,844 |
| Audit fees | | 32,198 |
| Licensing and exam fees | | 12,431 |
| Less: Expense reimbursement from Parent | | (218,492) |
| Total expenses | | 12,829,732 |
| NET INCOME | $ | - |

*The accompanying notes are an integral part of these financial statements.*

## CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### YEAR ENDED DECEMBER 31, 2011

| | Shares | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| BALANCE - January 1, 2011 | 600 | $ 600 | $ 1,744,400 | $ (291,493) | $ 1,453,507 |
| Net income | - | - | - | - | - |
| BALANCE - December 31, 2011 | 600 | $ 600 | $ 1,744,400 | $ (291,493) | $ 1,453,507 |

*The accompanying notes are an integral part of these financial statements.*

**CLARENDON INSURANCE AGENCY, INC.**
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2011**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ - |
| Changes in assets and liabilities: | |
| Receivable from affiliates | (107,857) |
| Payable to affiliates | 107,857 |
| Net cash provided by operating activities | - |
| NET CHANGE IN CASH | - |
| CASH - Beginning of year | 1,453,507 |
| CASH - End of year | $ 1,453,507 |

*The accompanying notes are an integral part of these financial statements.*

## 1. BUSINESS AND ORGANIZATION

Clarendon Insurance Agency, Inc. (the "Company") is a Financial Industry Regulatory Authority ("FINRA") registered broker-dealer and acts as a principal underwriter and general distributor for the sale of variable annuities and variable life insurance policies offered by it parent, Sun Life Assurance Company of Canada (U.S.) (the "Parent"), and Sun Life Insurance and Annuity Company of New York ("SLNY"), an affiliate. The Parent is a direct wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc. which in turn is wholly-owned by Sun Life Financial Inc ("SLF"), a reporting company under the Securities Exchange Act of 1934.

On December 12, 2011, SLF announced the completion of a major strategic review of its businesses. As a result of this strategic review, SLF announced that it would close its domestic U.S. variable annuity and individual life products to new sales effective December 30, 2011. Existing legal, business and contractual requirements call for the Parent to, among other things, continue accepting limited applications for (1) certain private placement variable annuities until mid-2012, (2) new employees of existing corporate-owned variable life insurance customers, and (3) policyholders' exercise of conversion or other rights included in existing variable annuity and variable life contracts. Consequently, the Company continues to act as principal underwriter and general distributor with respect to the in-force variable annuity and life business of its Parent and SLNY. The Company also continues to serve as the principal underwriter of the Sun Capital Advisers Trust underlying mutual funds that are available as sub-account investment options through the variable annuity and life products issued by the Parent and SLNY.

The decision to stop selling variable annuity and individual life products in the U.S. will not impact existing customers and their policies. The Parent and SLNY will continue to provide service to their policyholders, while focusing on the profitability, capital efficiency and risk management of its in-force business. The Company will continue to receive distribution fee income from the existing in-force policies.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation*** — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

***Use of Estimates*** — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

***Income and Expenses*** — Distribution fee income is recognized as revenue when the services are provided. Distribution fee expense is accrued daily based on a rate determined by intercompany servicing agreements. Other expenses are allocated from the Parent and recognized when incurred.

***Fair Value of Financial Instruments*** — Financial instruments, which include cash, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

## 3. RELATED-PARTY TRANSACTIONS

The Parent keeps related records on behalf of the Company to record income and expenses. The Company serves as the designated principal underwriter for the variable insurance products issued by the Parent and affiliates. The Company has agreements among its parent and insurance company affiliates and Sun life Financial Distributors, Inc. ("SLFD") whereby SLFD wholesales the variable insurance products and receives distribution allowances directly from the insurance company affiliates. In addition, the Company performs certain distribution and underwriting services for the Parent's and affiliates' separate accounts. The Company earns a distribution fee from the affiliated separate accounts and incurs a corresponding distribution fee expense with affiliated companies.

The Company has an administrative services agreement with its Parent under which the Company has agreed to pay the Parent for the cost of services and facilities provided. The Company also has a principal underwriter's agreement with its Parent under which the Parent has agreed to reimburse the Company for the cost of services provided under the agreement. For the year ended December 31, 2011, the expense reimbursement received from the Parent was $218,492 which is shown in the Statement of Operations as an offset to expenses incurred.

The Company's operations consist solely of activities performed for affiliated companies and may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

## 4. FAIR VALUE MEASUREMENTS

The following section applies the FASB ASC Topic 820 fair value hierarchy and disclosure requirements to the Company's financial instruments that are carried at fair value. FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB ASC Topic 820 does not change existing guidance as to whether or not an instrument is carried at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

During 2010, the Company reviewed its pricing sources and methodologies and has concluded it is in compliance with the guidance issued under FASB ASC Topic 820. During the year ended December 31, 2011, there were no changes to these valuation techniques and the related inputs.

## 4. FAIR VALUE MEASUREMENTS (CONTINUED)

Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 3 inputs are unobservable inputs reflecting the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability.

If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

### Fair Value Hierarchy

The following table presents the Company's categories for its assets measured at fair value on a recurring basis as of December 31, 2011:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash | $ 1,453,507 | $ - | $ - | $ 1,453,507 |
| Total assets measured at fair value on a recurring basis | $ 1,453,507 | $ - | $ - | $ 1,453,507 |

Cash is considered a Level 1 fair value asset, due to the short-term nature and liquidity of the balance.

The Company does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2011.

The Company determines transfers between levels based on the fair value of each security as of the beginning of the reporting period. During the year ended December 31, 2011, the Company did not have any transfers between levels.

## 5. INCOME TAXES

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes." Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

## 5. INCOME TAXES (CONTINUED)

The Company is included in the consolidated/combined tax return of the Parent and certain affiliates for state and federal income tax reporting. The method of allocation of the total consolidated/combined income tax among members of the consolidated/combined tax group is subject to written agreements, approved by the Board of Directors. Under the current tax allocation agreements, federal and state income amounts are allocated among members of the consolidated/combined tax group based upon separate return calculations with current credit for losses that were utilized by the consolidated/combined tax group. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group. Intercompany tax balances are settled on a quarterly basis within 30 days following a federal and state tax payment. The Company had no tax liability at December 31, 2011.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits (**"UTBs"**) in other expense. A review of the Company's income tax filings was performed and no uncertain tax positions were identified. Therefore, the Company did not record a liability for UTBs at December 31, 2011.

## 6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1of the Securities and Exchange Act of 1934, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2011 was $854,684 which was greater than the required net capital of $39,922 by $814,762. The ratio of aggregate indebtedness to net capital was 0.70 to 1.

## 7. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

## 8. CONTINGENCIES

The Company is subject to various threatened or pending legal actions and claims that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such legal proceedings and claims will not be materially adverse to the Company's financial position, results of operations or cash flows.

## 9. SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2011 and through the Company's financial statement issuance date noting there are no subsequent events requiring disclosure. Management has not evaluated subsequent events after that date for presentation in these financial statements.

* * * * *

**CLARENDON INSURANCE AGENCY, INC.**
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

**SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934**
**YEAR ENDED DECEMBER 31, 2011**

| | | 2011 |
|---|---|---|
| CAPITAL: | | |
| Stockholder's equity | $ | 1,453,507 |
| DEDUCTIONS: | | |
| Nonallowable assets- Receivable from affiliates | | 598,823 |
| NET CAPITAL | $ | 854,684 |
| AGGREGATE INDEBTEDNESS: | | |
| Total liabilities | $ | 598,823 |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENTS OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000) | $ | 39,922 |
| EXCESS NET CAPITAL | $ | 814,762 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 0.70 -1 |

NOTE: There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2011 filed on January 25, 2012.

**CLARENDON INSURANCE AGENCY, INC.**
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**YEAR ENDED DECEMBER 31, 2011**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

# Deloitte.

**Deloitte & Touche LLP**
200 Berkeley Street
Boston, MA 02116 - 5022
USA
Tel: + 1 617 437 2000
www.deloitte.com

February 27, 2012

Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

In planning and performing our audit of the financial statements of Clarendon Insurance Agency, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.)) as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion with an explanatory paragraph related to transactions with affiliates on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
**Deloitte Touche Tohmatsu**